SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)(1)

                              Puroflow Incorporated
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   746 375 104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 3, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

     Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                            Exhibit Index on Page 10

-----------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 2 of 13 Pages
----------------------                             -----------------------------

================================================================================
          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /
--------------------------------------------------------------------------------
          3             SEC USE ONLY

--------------------------------------------------------------------------------
          4             SOURCE OF FUNDS*
                                 WC
--------------------------------------------------------------------------------
          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                       /  /
--------------------------------------------------------------------------------
          6             CITIZENSHIP OR PLACE OR ORGANIZATION

                                 DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF       7        SOLE VOTING POWER
       SHARES
     BENEFICIALLY                   1,336,100
       OWNED BY     ------------------------------------------------------------
         EACH        8         SHARED VOTING POWER
      REPORTING
     PERSON WITH                    -0-
                    ------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                    1,336,100
                    ------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                    -0-
                    ------------------------------------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                    1,336,100
--------------------------------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                     /  /
--------------------------------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    16.7%
--------------------------------------------------------------------------------
          14            TYPE OF REPORTING PERSON*

                                    PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 3 of 13 Pages
----------------------                             -----------------------------

================================================================================
          1          NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /  /
                                                                        (b) /  /
--------------------------------------------------------------------------------
          3          SEC USE ONLY

--------------------------------------------------------------------------------
          4          SOURCE OF FUNDS*
                            00
--------------------------------------------------------------------------------
          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                          /  /
--------------------------------------------------------------------------------
          6          CITIZENSHIP OR PLACE OR ORGANIZATION

                            USA
--------------------------------------------------------------------------------
  NUMBER OF          7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      1,336,100
   OWNED BY         ------------------------------------------------------------
     EACH            8         SHARED VOTING POWER
  REPORTING
 PERSON WITH                       - 0 -
                    ------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                   1,336,100
                    ------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                   - 0 -
--------------------------------------------------------------------------------
          11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              1,336,100
--------------------------------------------------------------------------------
          12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                        /  /
--------------------------------------------------------------------------------
          13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              16.7%
--------------------------------------------------------------------------------
          14         TYPE OF REPORTING PERSON*

                              IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 4 of 13 Pages
----------------------                             -----------------------------

================================================================================
     1             NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            ROBERT FRANKFURT

--------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /  /
                                                                        (b) /  /
--------------------------------------------------------------------------------
     3             SEC USE ONLY

--------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            00
--------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            /  /

--------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE OR ORGANIZATION

                            USA
--------------------------------------------------------------------------------
 NUMBER OF                 7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  -0-
  OWNED BY         -------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                           8         SHARED VOTING POWER

                                              -0-

                           9         SOLE DISPOSITIVE POWER

                                              -0-
                   -------------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            -0-
--------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          /  /

--------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            -0-

--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON*

                            IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 5 of 13 Pages
----------------------                             -----------------------------

================================================================================

     1             NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           JAMES BENENSON, JR.
--------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
     3             SEC USE ONLY

--------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                           OO
--------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            /  /

--------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE OR ORGANIZATION

                           USA
--------------------------------------------------------------------------------
 NUMBER OF                 7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  -0-
  OWNED BY         -------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                           8         SHARED VOTING POWER

                                              -0-
                   -------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            -0-
--------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          /  /
--------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            -0-
--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON*

                            IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 6 of 13 Pages
----------------------                             -----------------------------

================================================================================

      1             NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEVEN WOLOSKY
--------------------------------------------------------------------------------
      2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /  /
                                                                        (b) /  /
--------------------------------------------------------------------------------
      3             SEC USE ONLY

--------------------------------------------------------------------------------
      4             SOURCE OF FUNDS*
                             OO
--------------------------------------------------------------------------------
      5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
      6             CITIZENSHIP OR PLACE OR ORGANIZATION

                             USA
--------------------------------------------------------------------------------
  NUMBER OF                 7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                  -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                            8         SHARED VOTING POWER

                                               -0-
                            9         SOLE DISPOSITIVE POWER

                                               -0-
                           10         SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
      11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                             -0-
--------------------------------------------------------------------------------
      12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         /  /

--------------------------------------------------------------------------------
      13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             -0-
--------------------------------------------------------------------------------
      14            TYPE OF REPORTING PERSON*

                             IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 7 of 13 Pages
----------------------                             -----------------------------


================================================================================
      1             NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             THE FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
      2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /  /
                                                                            /  /
--------------------------------------------------------------------------------
      3             SEC USE ONLY

--------------------------------------------------------------------------------
      4             SOURCE OF FUNDS*
                             WC
--------------------------------------------------------------------------------
      5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           /  /

--------------------------------------------------------------------------------

      6             CITIZENSHIP OR PLACE OR ORGANIZATION

--------------------------------------------------------------------------------
  NUMBER OF                 7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                  1,336,100
   OWNED BY         ------------------------------------------------------------
     EACH
  REPORTING
 PERSON WITH
                            8         SHARED VOTING POWER

                                               -0-
--------------------------------------------------------------------------------
                            9         SOLE DISPOSITIVE POWER

                                               1,336,100

--------------------------------------------------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                               -0-

--------------------------------------------------------------------------------
      11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                             1,336,100
--------------------------------------------------------------------------------
      12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         /  /

--------------------------------------------------------------------------------
      13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             16.7%
--------------------------------------------------------------------------------
      14            TYPE OF REPORTING PERSON*

                             PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 8 of 13 Pages
----------------------                             -----------------------------


         The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the undersigned. This Amendment No.
6 amends the Schedule 13D as specifically set forth.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On June 3, 1999 the Reporting Persons sent a letter to the Board of Directors of the Issuer in response to the press release of the Issuer dated May 28, 1999, expressing the Reporting Persons' disappointment in the Issuer's decision to delay its annual meeting and its adoption of a poison pill without shareholder approval. The letter is filed as Exhibit 4 to this Amendment No. 6 to Schedule 13D and incorporated herein by reference.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners, Warren Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky (previously filed).

                  3.       Preliminary Proxy Statement (previously filed).

                  4.       Letter  to  the  Board  of   Directors  of  Puroflow,
                           Incorporated dated June 3, 1999.

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 9 of 13 Pages
----------------------                             -----------------------------


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            June 3, 1999                   STEEL PARTNERS II, L.P.

                                                 By:      Steel Partners, L.L.C.
                                                          General Partner

                                                 By: /s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                         Warren G. Lichtenstein
                                                         Chief Executive Officer

                                                     /s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                      WARREN G. LICHTENSTEIN

                                                     /s/ Robert Frankfurt
                                                    ----------------------------
                                                         ROBERT FRANKFURT

                                                     /s/ James Benenson, Jr.
                                                    ----------------------------
                                                        JAMES BENENSON, JR.

                                                     /s/ Steven Wolosky
                                                    ----------------------------
                                                          STEVEN WOLOSKY

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 10 of 13 Pages
----------------------                             -----------------------------


                                  EXHIBIT INDEX
                                  -------------


EXHIBIT                                                                   PAGE
-------                                                                   ----
1.       Joint Filing Agreement between Steel
         Partners and Warren G. Lichtenstein
         (previously filed)
2.       Joint Filing Agreement between Steel
         Partners, Warren  Lichtenstein, Robert
         Frankfurt, James Benenson, Jr. and
         Steven Wolosky.
3.       Preliminary Proxy Statement
4.       Letter to the Board of Directors of                                11
         Puroflow, Incorporated dated June 3,
         1999.

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 11 of 13 Pages
----------------------                             -----------------------------



                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                               New York, NY 10022



                                  June 3, 1999



BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Board of Directors
Puroflow Incorporated
16559 Saticoy Street
Van Nuys, California 91004

Dear Gentlemen:

         Steel Partners II, L.P. ("Steel Partners" or "Steel") currently owns 1,336,100 shares of common stock or 16.7% of the primary shares outstanding of Puroflow Incorporated ("Puroflow" or the "Company"). We are writing this letter in response to the press release of the Company dated May 28, 1999.

         Although we are encouraged by Puroflow's decision to consult with an investment banking firm in order to assist the Board in evaluating strategic alternatives, we were severely disappointed by the Company's adoption of a poison pill and decision to delay the annual meeting. Although the Company states in its press release that these moves were made in the best interests of the Company's shareholders, we find them to be at the least self-serving and at the most a blatant disregard of the Board's fiduciary duty towards its shareholders.

         We believe the Company's assertions that Steel Partner's is a "corporate raider" and that we utilize "abusive tactics" in our business to be completely without merit. Our primary goal in all of our investments is to increase the value of the shares held by all shareholders. In that regard, we consistently follow Federal securities regulations, including the filing of Reports on Schedule 13D and Forms 3 and 4, in order to apprise the Company's in which we invest, and the investing public in general, of our plans. Our aim is simple and direct, as you well know. We believe that the best way to deal with underperforming Company's is to acquire a large enough stake as to give Steel a platform with which to best express its views and bring forth positive change. Our recent track record, which has been well-documented, has shown this formula to have met with great success. For example, Steel's involvement with Aydin Corporation from October 5, 1998 until April 1999

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 12 of 13 Pages
----------------------                             -----------------------------



concluded with a sale of the Company at a price of $13.50 per share, which represented a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced sale. In addition, Steel's involvement with Medical Imaging Centers of America ultimately concluded in the sale of that company for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel's proxy solicitation. Steel Partners has never viewed, nor can it understand how a third party such as the Company could view, its actions as involving a "creeping tender". Steel Partners buys its shares primarily on the open market, at current prices, and promptly discloses such purposes in accordance with Federal securities laws. Any other characterization is false and misleading to shareholders and investors. It would be a shame to waste the Company's time and money in a futile effort to prove otherwise, when the Company should be focusing all of its energies on maximizing the value of its shares.

                  On the other hand, it would seem that the Board's current tactics ARE "abusive" to the Company's shareholders. A poison pill without onerous provisions, if voted on and approved by the shareholders of the Company and instituted for a valid purpose, can be an efficient procedure to assure shareholders of a fair price in the event of an attempted takeover or other hostile transaction. However, a poison pill put in place without the consent of shareholders, and with a sole view towards entrenching the current management and making it impossible for the Company to be sold, is nothing but detrimental to shareholders. In this light, we hereby request that the Company put the issue of a poison pill up for a vote of shareholders at the annual meeting, whenever it may be held. Shareholders should be able to decide for themselves such an important issue.

                  In that regard, we reiterate our disappointment with the Company's postponement of the annual meeting. For most shareholders, the annual meeting is their only opportunity to speak their mind and take a part in the governance of the Company. A postponement of the annual meeting takes away the shareholders right to exercise such actions. Since the Company has had a full year in which to evaluate its alternatives and plans for the future, it makes us quite wary that the Company would choose to postpone the annual meeting at such a late date. We would hope that the Company is sincere in its assertion that the postponement is for the good of shareholders and not a way for the Company to issue more "cheap stock" to its officers and directors.

                  Once again, we would like to offer our assistance in helping the Company to maximize its value on a friendly, negotiated basis. In that regard, we would ask that you disclose the name of the investment banking firm with which you have consulted and the terms, if any, of such consultation. In addition, we invite the Board to meet with us face to face in order to discuss our alternatives for the Company, and assist you in your stated goal to enhance shareholder value.

                                                  Sincerely,

----------------------                             -----------------------------
CUSIP No. 746 375 104              13D                 Page 13 of 13 Pages
----------------------                             -----------------------------

                                                  /s/ Warren G. Lichtenstein

                                                  Warren G. Lichtenstein
                                                  Managing Partner